SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

Hana Biosciences, Inc.
(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE PER SHARE
(Title of Class of Securities)

40963P105
(CUSIP Number)

Scott A. Arenare, Esq.
Managing Director and General Counsel
Warburg Pincus LLC
450 Lexington Avenue
New York, New York 10017
(212) 878−0600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Steven J. Gartner, Esq.
Robert T. Langdon, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019−6099
(212) 728−8000

September 10, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40963P105	Page 2 of 14 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Warburg Pincus Private Equity X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 51,600,016* (see Items 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 51,600,016* (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 51,600,016* (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.8% (see Item 5)
14	TYPE OF REPORTING PERSON* PN

*  Represents the number of shares of Common Stock into which the shares of Series A-1 Preferred beneficially owned by the reporting person are convertible as of September 10, 2010.

CUSIP No. 40963P105	Page 3 of 14 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Warburg Pincus X Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 51,600,016* (see Items 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 51,600,016* (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 51,600,016* (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.8% (see Item 5)
14	TYPE OF REPORTING PERSON* PN

* Represents the number of shares of Common Stock into which the shares of Series A-1 Preferred beneficially owned by the reporting person are convertible as of September 10, 2010.

CUSIP No. 40963P105	Page 4 of 14 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Warburg Pincus X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 51,600,016* (see Items 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 51,600,016* (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 51,600,016* (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.8% (see Item 5)
14	TYPE OF REPORTING PERSON* PN

* Represents the number of shares of Common Stock into which the shares of Series A-1 Preferred beneficially owned by the reporting person are convertible as of September 10, 2010.

CUSIP No. 40963P105	Page 5 of 14 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Warburg Pincus X LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 51,600,016* (see Items 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 51,600,016* (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 51,600,016* (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.8% (see Item 5)
14	TYPE OF REPORTING PERSON* OO

* Represents the number of shares of Common Stock into which the shares of Series A-1 Preferred beneficially owned by the reporting person are convertible as of September 10, 2010.

CUSIP No. 40963P105	Page 6 of 14 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Warburg Pincus Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 51,600,016* (see Items 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 51,600,016* (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 51,600,016* (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.8% (see Item 5)
14	TYPE OF REPORTING PERSON* OO

* Represents the number of shares of Common Stock into which the shares of Series A-1 Preferred beneficially owned by the reporting person are convertible as of September 10, 2010.

CUSIP No. 40963P105	Page 7 of 14 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Warburg Pincus & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 51,600,016* (see Items 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 51,600,016* (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 51,600,016* (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.8% (see Item 5)
14	TYPE OF REPORTING PERSON* PN

* Represents the number of shares of Common Stock into which the shares of Series A-1 Preferred beneficially owned by the reporting person are convertible as of September 10, 2010.

CUSIP No. 40963P105	Page 8 of 14 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Warburg Pincus LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 51,600,016* (see Items 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 51,600,016* (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 51,600,016* (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.8% (see Item 5)
14	TYPE OF REPORTING PERSON* OO

* Represents the number of shares of Common Stock into which the shares of Series A-1 Preferred beneficially owned by the reporting person are convertible as of September 10, 2010.

CUSIP No. 40963P105	Page 9 of 14 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Charles R. Kaye
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 51,600,016* (see Items 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 51,600,016* (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 51,600,016* (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.8% (see Item 5)
14	TYPE OF REPORTING PERSON* IN

* Represents the number of shares of Common Stock into which the shares of Series A-1 Preferred beneficially owned by the reporting person are convertible as of September 10, 2010.

CUSIP No. 40963P105	Page 10 of 14 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Joseph P. Landy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 51,600,016* (see Items 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 51,600,016* (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 51,600,016* (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.8% (see Item 5)
14	TYPE OF REPORTING PERSON* IN

* Represents the number of shares of Common Stock into which the shares of Series A-1 Preferred beneficially owned by the reporting person are convertible as of September 10, 2010.

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 1”) amends the Schedule 13D filed on June 16, 2010 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”).  This Amendment No. 1 relates to the common stock, par value $0.001 per share (the “Common Stock”) of Hana Biosciences, Inc., a Delaware corporation (the “Company”).

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended to include the following:

The Stockholder Approval was obtained on September 2, 2010.  Pursuant to the terms of the Investment Agreement, on September 10, 2010 the Company issued 10,957 shares of Series A-1 Preferred to WP X and 350 shares of Series A-1 Preferred to WPP X.

Item 5. Interest in Securities of the Issuer

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

All of the computations and share amounts used herein do not give effect to any accretion on the shares of Series A-1 Preferred after September 10, 2010. The percentages used herein are calculated based upon the 21,234,309 shares of Common Stock expected to be outstanding after giving effect to the reverse stock split effected by the amendment to the amended and restated certificate of incorporation of the Company as reported in the Company’s Definitive Proxy Statement on Schedule 14A filed by the Company with the Securities and Exchange Commission (the “SEC”) on July 16, 2010. The number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons, and the percentage of the outstanding shares represented thereby, in each case as reported in this Schedule 13D, are based on the number of shares of Common Stock issuable to the Reporting Persons upon conversion of the shares of Series A-1 Preferred owned by the Reporting Persons on September 10, 2010.

(a) WP X is the direct beneficial owner of 359,797 shares of Series A-1 Preferred. As of September 10, 2010, such shares are convertible into 50,000,486 shares of Common Stock, representing approximately 68.6% of the outstanding shares of Common Stock.

WPP X is the direct beneficial owner of 11,510 shares of Series A-1 Preferred. As of September 10, 2010, such shares are convertible into 1,599,530 shares of Common Stock, representing approximately 2.2% of the outstanding shares of Common Stock.

Due to their respective relationships with the WP X Funds and each other, as of September 10, 2010, each of the Reporting Persons may be deemed to beneficially own shares of Common Stock by virtue of their beneficial ownership of shares of Series A-1 Preferred. Assuming the full conversion of the Series A-1 Preferred in accordance with the terms of the Series A-1 Certificate, the Reporting Persons may be deemed to beneficially own 51,600,016 shares of Common Stock, representing approximately 70.8% of the outstanding class of Common Stock, based on a total of 72,834,325 shares of Common Stock, which is comprised of: (i) the 21,234,309 shares of Common Stock outstanding referenced above and (ii) the 51,600,016 shares of Common Stock issuable to WP X and WPP X upon the conversion of shares of Series A-1 Preferred Stock described above.

(b) Each of WP X, WPP X, WP X LP, WP X LLC, WPP LLC, WP LLC and WP may be deemed to share with the WP X Funds the power to (i) dispose or to direct the disposition and (ii) vote or direct the vote of the 51,600,016 shares of Common Stock the WP X Funds may be deemed to beneficially own (and convert into) as of September 10, 2010.

Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co−Presidents of WP LLC and may be deemed to control the other Reporting Persons. Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the WP X Funds. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(c) On September 10, 2010, WP X acquired 10,957 shares of Series A-1 Preferred and WPP X acquired 350 shares of Series A-1 Preferred as Additional Series A-1 Preferred Shares pursuant to the terms of the Investment Agreement. Shares of Series A-1 Preferred are convertible into Common Stock. Descriptions of the issuance of these shares of Series A-1 Preferred by WP X and WPP X are included in Item 4 of this Schedule 13D.

Except as described in this Schedule 13D, during the last sixty (60) days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, by any of their directors, executive officers, general partners or members (other than options to acquire 40,000 shares of Common Stock issued to Jonathan Leff, a member and managing director of WP LLC and partner of WP, on July 30, 2010, as reported on the Form 4 filed by Mr. Leff on August 3, 2010).

(d) Not applicable.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2010	WARBURG PINCUS PRIVATE EQUITY X, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners, LLC, its sole member
By: Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: September 14, 2010	WARBURG PINCUS X PARTNERS, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners, LLC, its sole member
By: Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: September 14, 2010	WARBURG PINCUS X, L.P.

By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners, LLC, its sole member
By: Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: September 14, 2010	WARBURG PINCUS X LLC

By: Warburg Pincus Partners, LLC, its sole member
By: Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: September 14, 2010	WARBURG PINCUS PARTNERS, LLC

By: Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: September 14, 2010	WARBURG PINCUS & CO.

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: September 14, 2010	WARBURG PINCUS LLC

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director

Dated: September 14, 2010	CHARLES R. KAYE

	By:	/s/ Scott A. Arenare
Scott A. Arenare, Attorney-in-fact*

Dated: September 14, 2010	JOSEPH P. LANDY

	By:	/s/ Scott A. Arenare
Scott A. Arenare, Attorney-in-fact**

__________________
*	Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

**	Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.